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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Henninger, Jr.   Robert          J.           Republic Industries, Inc. (RWIN)              Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
    450 E. Las Olas Blvd.                         Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)            1/97            ----        title ---       below)
                 (Street)                                                 ------------------                below)
    Ft. Lauderdale   FL              33301                                5. If Amendment,              Sr. Vice President
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                  X   Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                     1/16/97  A(1)           108,898   A        (2)          308,898               D
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Response)                       (8/96)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Common Stock Option                                                                               Common
(Right to buy)               16.125       04/26/96   A           A               (3)   04/26/2006  Stock   65,117
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Common Stock Option                                                                               Common
(Right to buy)               28.625       01/03/97   A           A               (4)   01/03/2007  Stock   47,162
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Common Stock Option                                                                               Common
(Right to buy)                4.59145     01/16/97   A(1)        A               (5)   11/22/2005  Stock   10,890
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Common Stock Option
(Right to buy)                  65,117                     D
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Common Stock Option
(Right to buy)                  47,162                     D
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Common Stock Option
(Right to buy)                  10,890                     D
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.       /s/ Robert J. Henninger      2/10/97
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                                     (8/96)



(1) Transaction approved by the Board of Directors pursuant to Rule 16b-3(d)(l).

(2) Exchanged for 500,000 shares of common stock of AutoNation Incorporated, having a value of $14.31 a share, pursuant to the merger of a wholly-owned subsidiary of the Issuer into AutoNation.

(3) The options have been granted pursuant to the Amended and Restated 1995 Employee Stock Option Plan and have a term of ten years, expiring on 04/26/2006. The options are exercisable to the extent of 25% on each anniversary thereafter, commencing 04/26/1997, until fully vested.

(4) The options have been granted pursuant to the Amended and Restated 1995 Employee Stock Option Plan and have a term of ten years, expiring on 01/03/2007. The options are exercisable to the extent of 25% on each anniversary thereafter, commencing 01/03/1998, until fully vested.

(5) The options have been granted pursuant to the AutoNation Incorporated 1995 Employee Stock Option Plan, which was assumed by Republic Industries, Inc. in connection with its acquisition of AutoNation in January 1997. Options originally granted under such plan to acquire shares of AutoNation common stock converted into options to acquire Republic common stock. Such options have a term of ten years expiring on 11/22/2005. 25% of such options are presently exercisable, with the remaining 75% vesting to the extent of 25% on 11/22/97 and each anniversary thereafter until fully vested.